

The Way We Feed Our Pets Has Fundamentally Changed!

DO ONLY GOOD (D. O. G.) PET FOOD
WHY NOW?



✓ The U.S. Dog Food market has never been larger – projected to reach nearly $39.0 billion in 2020.

✓ Consistent annual growth…
- $19.8 billon 2011
- $39.0 billion 2020 (projected)

✓ The Shift - Millennials now are #1 owner of dogs in the US.

✓ The "humanization" of dogs and new pet parent's demand for the best quality dog food.





THE SHIFT

NEW RULES OF ENGAGEMENT

✓ Man's best friend to 'fur- babies'.

✓ Fully-fledged members of the family.

✓ As people 'humanized' their pets, it has caused a critical shift in the pet food industry.

TODAY'S PET PARENTS EXPECT

✓ Over half believe they feed their pets better than themselves!

✓ Transparency, sourcing and quality of ingredients.

✓ Sustainability of ingredients and packaging.

✓ Simply, they believe nutrition is the key to a long and healthy life for their pets!



A NEW KIND OF PET NUTRITION COMPANY!

D.O.G. MEETS THE NEEDS OF THE NEW EDUCATED PET PARENT





- ✓ D.O.G. products move beyond mere "quality" to "humanized" food.

- ✓ D.O.G. recipes are a true rotational feeding system: single-sourced meat and fish proteins.

- ✓ D.O.G. nutritional claims are tested, honest, and easy to understand.

- ✓ Made in the USA in USDA inspected kitchens.

- ✓ Member of Pet Sustainability Coalition.



MARKET SIZE

68% OF ALL U.S. HOUSEHOLDS OWN A PET

✓ 90 million of those pets are Dogs!

- Average dog owner spends $425 per year on dog food.

- $39.0 billion projected 2020 total dog food market!

✓ Millennials #1 – account for over 40% of Dog ownership.

- 36 million Millennial's have dogs!

- They spend in excess of $600 per year on dog food!

- $21.6 billion projected 2020 total Millennial dog food market!

Source: APPA 2019-2020 Pet Owners Survey





$99.6 Billion Will Be Spent on Our Pets in the U.S. in 2020

	$39.0 B	$19.7 B	$30.2 B	$10.7 B
	Pet Foods	Supplies, Live Animals & OTC Medication	Vet Care & Product Sales	Other (boarding, insurance, pet sitting, etc.)

Source: 2020 APPA, Pet Owners Report

RANTE GALLO - RO
Ticket Restaurant
Chèque Déjeuner

D.O.G. PROTEIN DIETS



DO ONLY GOOD
North American Beef Recipe Dog Food
Chicken Recipe
Duck Recipe
Lamb Recipe
Turkey Recipe
White Fish Recipe

Kibble

- ✓ 4 lb bag — $17.99 retail
- ✓ 24 lb bag — $69.99 retail

Cans

- ✓ 12-13 oz cans — $34.99 retail

D.O.G. PUMPKIN



DO ONLY GOOD
U.S. Farm Grown PUMPKIN With Natural Antioxidants
U.S. Farm Grown PUMPKIN With Natural Omega Fatty Acids
U.S. Farm Grown PUMPKIN With Electrolytes

Pumpkin 6 oz bags with

- ✓ Antioxidants — $14.99 retail
- ✓ Omega Fatty Acids — $14.99 retail
- ✓ Electrolytes — $14.99 reatil



D.O.G. ANCIENT GRAIN DIETS
Q3–2021













FUNCTIONAL NUTRITION
D·O·G
DO ONLY GOOD
North American
Beef & Wild Rice
Dog Food
A LIMITED INGREDIENT DIET
North American
Turkey & Wild Rice
Dog Food
A LIMITED INGREDIENT DIET
EASY-LOCK
North American
White Fish & Wild Rice
Dog Food
S·I·R
A LIMITED INGREDIENT DIET

Three proteins Beef, Turkey and White Fish

- ✓ Kibble 24lb and 4lb bags
- ✓ Cans 12 – 13 oz case of cans

SALES MODEL

D.O.G. IS REIMAGINING THE INDUSTRY'S TRADITIONAL, SINGLE DISTRIBUTION CHANNEL TO INCREASE MARGINS!

Direct to Consumer
Online sales with subscription option at <u>dogcertified.com</u> ... 70% margin!

Regional Self-distribution
California self-distribution capitalizations on the 'buy local' movement, potential 500+ qualified retailers ... 53% margin!

National distribution through Independent Distributors
Products sold through distributors to independent retailers nationally ... 38% margin!





SUBSCRIPTION BUYING TRENDS





✓ 72% of pet owners made online purchase in the past 12 months



✓ 39% of purchases were subscription



✓ Dog owners are 40% more likely to sign up for a subscription



✓ Millennials and Gen-Z are more likely to be subscribers



✓ Food is the leading pet cart item purchased through subscription

Source: APPA Pet Owners Survey 2020

TIMELINE

2016

- Formed Do Only Good Certified Pet Nutrition, LLC.

- Partnered with Dr. Randy Johnson, #1 Pet Nutritionists in the nation.

- Formulated diets (kibble and can): Beef, Chicken, Duck, Lamb, Turkey, and White Fish

2017

- Manufactured a test run of kibble and cans.

- Products tested for palatability, stool, digestibility, and confirmed guaranteed analysis.

- Testing met and exceeded all goals

2018

- Manufactured sustainable packaging for kibble

- Manufactured kibble and canned in all six varieties for sale.

- Launched distribution in the Pacific Northwest.



2019

- Expanded distribution in New England and the Upper Midwest.

- Social media platforms: Facebook from 20 followers to 3,800; Instagram from 12 to 2,100

- October – began self-distribution in CA.

2020

- Launched online direct to consumer sales with subscription option.

- Expansion of self-distribution in CA; 100+ stores by year end.

- Creatively expand social media marketing.



T E S T I M O N I A L S
D I S T R I B U T O R S



"We are excited to work with a brand that values quality for pet's, transparency for pet parents and is committed to supporting brick & mortar retailers. Northland looks forward to partnering with D.O.G. to offer their responsibly sourced products in earth-friendly packaging in the Midwest Region." - **Jill Peterson, Northland Natural Pet**

"For over 25 years, we have been committed to bringing innovative products to our retailers, and D.O.G. pet food is no exception. We look forward to working with the D.O.G. team in bringing super-premium pet nutrition and value to our customers."- **Judee High, AFCO Distribution & Milling**





"We are delighted to add D.O.G. foods to our line-up of super-premium quality foods. PPN Pet always strives to introduce new innovative foods to our customers, and D.O.G. offers superior value and nutrition. We look forward to a close partnership." - **Ellen Norris, PPN Pet**



TESTIMONIALS
RETAILERS



"I chose to carry D.O.G. pet food in my store because I was drawn to the company's commitment to sustainability. I really love the biodegradable bags. I also support companies who value natural and organic ingredients and who try to help pets and the world." – **Stephanie Archerd, Spike's Feed, Seed, & Pet Supply, Delano, MN**

"I am big on packaging! D.O.G.'s packaging looks attractive, contains quality ingredients and variety. The array of proteins, rotational feeding system, and line pricing offer quality and variety, making it affordable for my customers." – **Judy Hart, The Holistic Pet Center, Clackamas, OR**

"As a businesswoman with franchises, I am discerning about the products I put in my stores. I chose D.O.G. products because I appreciate a small company making significant strides to provide premium nutrition for dogs. D.O.G.'s inclusion of prebiotics and rotational feeding system offers great digestibility and an easy way to swap out proteins. The line pricing provides a terrific value for my customers." – **Diane Dewberry, The Healthy Animal, Pembroke, MA**





"I believe the people of Ventura appreciate that D.O.G. is a family-owned company (like the Wharf) and that it is headquartered locally in Ventura County. The single-source proteins and commitment to sustainability will resonate with my customers." – **Doug Dannevik, The Wharf, Ventura, CA**

"I did my research; about both the company and its ingredients. I appreciate D.O.G.'s ingredient transparency and traceability – it is extremely important to know where the protein [in dog food] comes from." – **Connie Manning, Bare Bones Dog Wash, Eugene, OR**







TESTIMONIALS
CUSTOMERS



PUMPKIN
no more tummy issues!



"My 9-year-old Pomeranian, Beary, had been feeling ill with tummy issues, and nothing seemed to work. I was recommended your Pumpkin with Electrolyte powder at my local pet store. It was truly a joy to find a product that really works and that my pup likes too!" - **Kristen, Ventura CA**



SUMMER
Hobie - Former Picky Eater

"We just wanted to let you know how much we love D.O.G. Certified dog food. Our dog, Hobie, has been eating D.O.G. Certified food for over two years now and loving it!"- **Vanessa and Bill, Rye, NY**

Love it + Need it!



"So glad I discovered D.O.G dog food! My dogs love your product, and one needs it!" - **Peter B, Portland. OR**



The way we feed our pets has fundamentally changed!
Do Only Good is Leading the Way
PET NUTRITION WITH A PURPOSE